15045378

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 19 2015 Washington DC

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York, NY 10281-1008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Oh (303) 768-1363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1225 Seventeenth Street, Suite 800, Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tony Oh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

BROOKE BELFIORE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084023723
MY COMMISSION EXPIRES JULY 17, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition and Exemption Report

December 31, 2014

(With Reports of Independent Registered Public Accounting Firm)

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the accompanying statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

KPMG LLP

Denver, Colorado
February 2, 2015

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2014

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	349,709
Cash segregated under federal regulations		27,308
Accounts receivable:		
Mutual fund subscriptions from broker/dealers		244,749
Redemptions from mutual funds		768,635
Distribution and service plan fee receivable		29,341
Intercompany service arrangement receivable		6,861
Other		1,188
Other assets		2,981
Income tax receivable		8,703
Net deferred tax asset		27,034
Deferred sales commissions		35,748
Total assets	$	1,502,257
Liabilities and Shareholder's Equity		
Liabilities:		
Subscriptions payable to mutual funds	$	585,776
Redemptions from mutual funds payable to broker/dealers		455,123
Distribution and service plan fee payable		92,814
Accounts payable and accrued expenses		45,033
Accrued compensation		52,193
Intercompany service arrangement payable		50,373
Income tax payable		6,017
Deferred compensation arrangements		45,684
Total liabilities		1,333,013
Shareholder's equity:		
Common stock, $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		1,130,365
Accumulated deficit		(961,151)
Total shareholder's equity		169,244
Total liabilities and shareholder's equity	$	1,502,257

See accompanying notes to statement of financial condition.

(1) The Company and Its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company or OFDI), a New York corporation, distributes registered investment companies (hereafter referred to as mutual funds), for the OppenheimerFunds mutual fund family. The Company is a wholly owned subsidiary of OppenheimerFunds, Inc. (OFI or Parent), which is a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is ultimately controlled by Massachusetts Mutual Life Insurance Company (Mass Mutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash and cash equivalents.

(b) Cash Segregated under Federal Regulations

Cash segregated under federal regulations represents cash received for mutual fund subscriptions and redemptions that have not settled as of the date of the statement of financial condition. The cash is segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

(c) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized over the estimated period in which they will be recovered from distribution and service plan fees and/or contingent deferred sales charges, ranging over 12 months to 6 years, depending on share class. Contingent deferred sales charges received from early withdrawal reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2014. In 2012, the Company stopped offering class B shares, which originally had a 6 year amortization period, for new purchases. As of December 31, 2014, the class B shares have approximately three and a half years of maximum amortization period remaining.

(d) Income Taxes

Income taxes due to governmental taxing authorities are based on the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities.

The Company is included in a consolidated U.S. federal income tax return with Mass Mutual and Mass Mutual's eligible U.S. subsidiaries. The Company also files income tax returns in various states. The Company, Mass Mutual, and Mass Mutual's eligible subsidiaries and certain affiliates (the Parties) have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further,

the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

(e) ***Fair Value of Financial Instruments***

The Company's financial instruments include cash and cash equivalents, and accounts receivable and payable. The carrying values of the Company's cash equivalents and accounts receivable and payable approximate their fair values due to their short-term nature.

(f) ***Estimates***

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Mutual Fund Subscriptions and Redemptions

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are placed by the originating broker/dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares.

When broker/dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating broker/dealers.

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2014:

(a) ***Officers and Directors of the Company and Shareholders of OAC***

Several officers and directors of the Company are shareholders of OAC while also serving as officers and directors of affiliates or the mutual funds distributed by the Company.

(b) ***Intercompany Service Arrangements***

The Company provides marketing and related services to OFI and an affiliate, OFI SteelPath, Inc. In consideration for the services provided by the Company, OFI and OFI SteelPath, Inc. pay a portion of their investment advisory fees to the Company. The balance receivable related to this agreement is $6,861 at December 31, 2014.

The Company has entered into an expense sharing agreement with an affiliate, OFI Global Asset Management, Inc. (OFI Global). OFI Global provides administrative support services, office space,

(Dollars in thousands)

and other services to the Company. OFI Global allocates a proportional share of the cost of the services to the Company based upon its use of the services. The balance payable related to this agreement is $6,769 at December 31, 2014.

The Company also reimburses OFI Global for paying certain expenses such as payroll and vendor payments on behalf of the Company. At December 31, 2014, the Company has a payable to OFI Global in the amount of $43,566 related to such expenses.

Shareholder Services, Inc., an affiliate, is the transfer agent for the OppenheimerFunds mutual fund family and provides services to the Company. The balance payable related to this agreement is $38 at December 31, 2014.

(c) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of Mass Mutual for certain revenue sharing and servicing arrangements. The balance payable related to this agreement is $1,957 at December 31, 2014 and is included in accounts payable and accrued expenses.

(d) Distribution and Service Plan Fees

The Company makes payments to affiliates of Mass Mutual for their sales of mutual funds. These payments are made pursuant to Rule 12b-1 plans adopted by the respective funds, are based upon rates set under the plans, and are based on total assets invested by the affiliate's customers. The balance payable is $2,933 at December 31, 2014 and is included in distribution and service plan fee payable.

(Dollars in thousands)

(4) Income Tax Benefit

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2014 are as follows:

Deferred tax assets (by type):		
Share-based payment arrangements	$	13,324
State net operating losses		17,642
Deferred compensation arrangements		17,157
		48,123
Less valuation allowance		117
Gross deferred tax assets		48,006
Deferred tax liabilities (by type):		
Deferred sales commissions		13,426
Other		7,546
Gross deferred tax liabilities		20,972
Net deferred tax asset	$	27,034

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income resulting from the recent business restructuring, and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized. The total valuation allowance as of December 31, 2014 of $117 is the amount attributable to state net operating losses.

As of December 31, 2014, $8,703 was receivable for state income taxes. As of the same date, $6,017 was payable to Mass Mutual for consolidated federal income taxes.

Tax returns filed in previous years are subject to audit by various federal and state taxing authorities, and as a result of such audits, additional tax assessments may be proposed. The following tax years remain open to income tax examination for each of the more significant jurisdictions where the Company is subject to income taxes: tax years 2008 and later remain open to U.S. federal income tax examination, tax years after 2007 remain open to income tax examination in New York State and New York City, and tax years after 1996 remain open to income tax examination in Colorado.

(Continued)

(Dollars in thousands)

(5) Employee Benefit Plans

OFI Global has a 401(k) Retirement Savings Plan (the Plan), a defined contribution plan, in which all Company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions subject to plan and statutory limits.

In addition, employees of the Company participate in OFI Global's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using returns on mutual funds in the OppenheimerFunds family. At December 31, 2014, deferred compensation payable was $45,684.

(6) Net Capital Requirement

As a broker/dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph (a)(1)(ii) of the Rule. Under this method, minimum capital is $250. At December 31, 2014, the Company had net capital of $73,458 that exceeded requirements by $73,208.

(7) Litigation

In 2009, several lawsuits were filed as putative class actions in connection with the investment performance of certain municipal bond funds advised by OFI and distributed by OFDI (the Rochester Suits). The plaintiffs in the Rochester Suits raised claims against OFI, OFDI and certain present and former trustees and officers of the funds under federal securities laws and alleged that, among other things, the disclosure documents of the funds contained misrepresentations and omissions, that the investment policies of those funds were not followed, and that the funds and other defendants violated federal securities laws and regulations. The Rochester Suits were consolidated into seven groups, one for each of the funds, in the U.S. District Court for the District of Colorado. Amended complaints and motions to dismiss those amended complaints were filed in the Rochester Suits. In 2011, the court issued an order granting in part and denying in part defendants' joint motion to dismiss the suits. In 2012, plaintiffs filed a motion, which defendants opposed, to certify a class and appoint class representatives and class counsel. In 2013, the parties in the six putative class action law suits involving Oppenheimer Rochester AMT-Free Municipal Fund, Oppenheimer Rochester AMT-Free New York Municipal Fund, Oppenheimer Rochester New Jersey Municipal Fund, Oppenheimer Rochester Pennsylvania Municipal Fund, Oppenheimer Rochester Fund Municipals and Oppenheimer Rochester High Yield Municipal Fund executed a memorandum of understanding setting forth the terms of proposed settlements of those actions. In March 2014, plaintiffs submitted a motion for preliminary approval of the settlements, which the court granted. The settlements did not have a material adverse effect on OFDI's financial position as no amounts were allocated to OFDI. In July 2014, the court entered an order and final judgment approving the settlements as fair, reasonable and adequate. The settlements do not resolve a seventh outstanding lawsuit relating to Oppenheimer

Rochester California Municipal Fund (the California Fund Suit). OFI and OFDI believe that the California Fund Suit is without merit; that it is premature to render any opinion as to the likelihood of an outcome unfavorable to them in the California Fund Suit; and that no estimate can yet be made as to the amount or range of any potential loss.

OFDI is involved in various other legal proceedings and regulatory matters that arise in the ordinary course of its business. In connection with informal and formal inquiries, examinations and investigations by the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulators, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities. In the opinion of management, after consultation with legal counsel, the resolution of those proceedings and regulatory matters should not have a material adverse effect on OFDI's financial position.

(8) Subsequent Events

The Company evaluated subsequent events through February 2, 2015, which is the date the financial statements were available to be issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors
OppenheimerFunds Distributor, Inc.:

We have reviewed management's statements, included in the accompanying OppenheimerFunds Distributor Inc. Exemption Report (the Exemption Report), in which (1) OppenheimerFunds Distributor, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

KPMG LLP

Denver, Colorado
February 2, 2015

OppenheimerFunds Distributor Inc. Exemption Report

OppenheimerFunds Distributor Inc. (OFDI) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2014 from January 1, 2014 to December 31, 2014 except as described below:

Approximate Date	Nature
June 6, 2014	Prompt transmission – A seed capital purchase from an affiliated company into a newly launched mutual fund missed the prompt transmission deadline of 12:00 PM. However, this item was identified during a reconciliation process and the purchase was transmitted by 2:00PM the same day.
September 26, 2014	Bank account registration – During a routine review of the customer's bank account registration, it was determined that one of the customers' bank accounts should have the designation of "Special Account for the Exclusive Benefit of Customers of OFDI" on its account registration. This designation was added to the account on September 26, 2014.

OppenheimerFunds Distributor, Inc.

February 2, 2015